UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8 )*


                            CHEFS INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   163082-6-05
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                            Steven F. Wasserman, Esq.
                        Brown Rudnick Berlack Israels LLP
                              120 West 45th Street
                            New York, New York 10036
                            Telephone: (212) 704-0100
--------------------------------------------------------------------------------
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)


                                NOVEMBER 15, 2003
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 40.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                            SCHEDULE 13D
--------------------------------------------------------                       -----------------------------------------------------
CUSIP NO. 163082-6-05                                                          PAGE              2        OF     16           PAGES
--------------------------------------------------------                       -----------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON:           MICHAEL F. LOMBARDI
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [___________________]

------------------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)      [X]  MEMBER OF A GROUP
           (b)      [ ]

------------------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS  (SEE INSTRUCTIONS) PF
------------------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(D) OR (E)         N/A

------------------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION        USA
------------------------------------------------------------------------------------------------------------------------------------

NUMBER OF SHARES                          7     SOLE VOTING POWER          171,401
BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH
                                       ---------------------------------------------------------------------------------------------
                                          8     SHARED VOTING POWER        160,668
                                       ---------------------------------------------------------------------------------------------
                                          9     SOLE DISPOSITIVE POWER     171,401
                                       ---------------------------------------------------------------------------------------------
                                         10     SHARED DISPOSITIVE POWER   160,668
------------------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  332,069*
------------------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)         N/A
------------------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   8.5*%
------------------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS) IN
------------------------------------------------------------------------------------------------------------------------------------

*INCLUDES (I) 171,401 SHARES OF CHEFS INTERNATIONAL COMMON STOCK ("SHARES") BENEFICIALLY OWNED BY MICHAEL F. LOMBARDI OVER WHICH HE HAS SOLE VOTING AND DISPOSITIVE POWER; (II) 49,000 SHARES BENEFICIALLY OWNED BY LOMBARDI & LOMBARDI P.A. OVER WHICH MICHAEL F. LOMBARDI HAS SHARED VOTING AND DISPOSITIVE POWER; AND
(III) 111,668 SHARES BENEFICIALLY OWNED BY LOMBARDI & LOMBARDI P.A. DEFINED BENEFIT PENSION PLAN DATED JUNE 28, 1984 OVER WHICH MICHAEL F. LOMBARDI HAS SHARED VOTING AND DISPOSITIVE POWER. THE OTHER REPORTING PERSONS OWN IN THE AGGREGATE 2,075,961 ADDITIONAL SHARES. MICHAEL F. LOMBARDI DOES NOT BENEFICIALLY OWN NOR DOES HE HAVE VOTING OR DISPOSITIVE POWER OVER ANY OF THOSE 2,075,961 ADDITIONAL SHARES. MICHAEL F. LOMBARDI AND THE OTHER REPORTING PERSONS ARE A "GROUP" FOR PURPOSES OF RULE 13D-5 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 ("EXCHANGE ACT").

                                                            SCHEDULE 13D
--------------------------------------------------------                       -----------------------------------------------------
CUSIP NO. 163082-6-05                                                          PAGE              3        OF     16           PAGES
--------------------------------------------------------                       -----------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON:           LOMBARDI & LOMBARDI, P.A.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [___________________]

------------------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)      [X]  MEMBER OF A GROUP
           (b)      [ ]

------------------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS  (SEE INSTRUCTIONS) OO
------------------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(D) OR (E)         N/A

------------------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION        NEW JERSEY
------------------------------------------------------------------------------------------------------------------------------------

NUMBER OF SHARES                          7     SOLE VOTING POWER          49,000*
BENEFICIALLY OWNED BY EACH REPORTING
PERSON  WITH
                                       ---------------------------------------------------------------------------------------------
                                          8     SHARED VOTING POWER        0
                                       ---------------------------------------------------------------------------------------------
                                          9     SOLE DISPOSITIVE POWER     49,000*
                                       ---------------------------------------------------------------------------------------------
                                          10    SHARED DISPOSITIVE POWER   0
------------------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  49,000*
------------------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)         N/A
------------------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   1.2*%
------------------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)         CO
------------------------------------------------------------------------------------------------------------------------------------

*LOMBARDI & LOMBARDI, P.A. ("L&L") BENEFICIALLY OWNS 49,000 OR 1.2% OF THE OUTSTANDING SHARES. MICHAEL F. LOMBARDI AND STEPHEN F. LOMBARDI, AS OFFICERS OF L&L, HAVE THE POWER TO VOTE OR DISPOSE OF THESE 49,000 SHARES. THE OTHER REPORTING PERSONS BENEFICIALLY OWN IN THE AGGREGATE 2,359,030 ADDITIONAL SHARES. L&L DOES NOT BENEFICIALLY OWN NOR DOES IT HAVE VOTING OR DISPOSITIVE POWER OVER ANY OF THESE 2,359,030 ADDITIONAL SHARES. L&L AND THE OTHER REPORTING PERSONS ARE A "GROUP" FOR PURPOSES OF RULE 13D-5 UNDER THE EXCHANGE ACT.

                                                            SCHEDULE 13D
--------------------------------------------------------                       -----------------------------------------------------
CUSIP NO. 163082-6-05                                                          PAGE              4        OF     16           PAGES
--------------------------------------------------------                       -----------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON:  LOMBARDI & LOMBARDI, P.A. DEFINED BENEFIT PENSION PLAN
                                                       DATED JUNE 28, 1984

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [___________________]

------------------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)      [X]  MEMBER OF A GROUP
           (b)      [ ]

------------------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS  (SEE INSTRUCTIONS) OO
------------------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(D) OR (E)         N/A

------------------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION        NEW JERSEY
------------------------------------------------------------------------------------------------------------------------------------

NUMBER OF SHARES                          7     SOLE VOTING POWER          111,668*
BENEFICIALLY OWNED BY EACH REPORTING
PERSON  WITH
                                       ---------------------------------------------------------------------------------------------
                                          8     SHARED VOTING POWER        0
                                       ---------------------------------------------------------------------------------------------
                                          9     SOLE DISPOSITIVE POWER     111,668*
                                       ---------------------------------------------------------------------------------------------
                                          10    SHARED DISPOSITIVE POWER   0
------------------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  111,668*
------------------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)         N/A

------------------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   2.8*%
------------------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)         EP
------------------------------------------------------------------------------------------------------------------------------------

*LOMBARDI & LOMBARDI, P.A. DEFINED BENEFIT PLAN DATED JUNE 28, 1984 (THE "PLAN") BENEFICIALLY OWNS 111,668 OR 2.8% OF THE OUTSTANDING SHARES. MICHAEL F. LOMBARDI AND STEPHEN L. LOMBARDI, AS TRUSTEES OF THE PLAN, HAVE THE POWER TO VOTE OR TO DISPOSE OF THESE 111,668 SHARES. THE OTHER REPORTING PERSONS BENEFICIALLY OWN IN THE AGGREGATE 2,296,362 ADDITIONAL SHARES. THE PLAN DOES NOT BENEFICIALLY OWN NOR DOES IT HAVE VOTING OR DISPOSITIVE POWER OVER ANY OF THOSE 2,296,362 ADDITIONAL SHARES. THE PLAN AND THE OTHER REPORTING PERSONS ARE A "GROUP" FOR PURPOSES OF RULE 13D-5 UNDER THE EXCHANGE ACT.

                                                            SCHEDULE 13D
--------------------------------------------------------                       -----------------------------------------------------
CUSIP NO. 163082-6-05                                                          PAGE              5        OF     16           PAGES
--------------------------------------------------------                       -----------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON:           ROBERT M. LOMBARDI

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [___________________]

------------------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)      [X]  MEMBER OF A GROUP
           (b)      [ ]

------------------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS  (SEE INSTRUCTIONS) PF, OO
------------------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(D) OR (E)         N/A

------------------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION        USA
------------------------------------------------------------------------------------------------------------------------------------

NUMBER OF SHARES                          7     SOLE VOTING POWER          1,335,825*
BENEFICIALLY OWNED BY EACH REPORTING
PERSON  WITH
                                       ---------------------------------------------------------------------------------------------
                                          8     SHARED VOTING POWER        0
                                       ---------------------------------------------------------------------------------------------
                                          9     SOLE DISPOSITIVE POWER     1,335,825*
                                       ---------------------------------------------------------------------------------------------
                                          10    SHARED DISPOSITIVE POWER   0
------------------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,335,825*
------------------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)         N/A
------------------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   34%
------------------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)         IN
------------------------------------------------------------------------------------------------------------------------------------

*ROBERT M. LOMBARDI BENEFICIALLY OWNS 1,335,825 SHARES OR 34% OF THE OUTSTANDING SHARES. HE HAS SOLE VOTING AND DISPOSITIVE POWER OVER THESE 1,335,825 SHARES. THE OTHER REPORTING PERSONS BENEFICIALLY OWN IN THE AGGREGATE 1,072,205 ADDITIONAL SHARES. ROBERT M. LOMBARDI DOES NOT BENEFICIALLY OWN NOR DOES HE HAVE VOTING OR DISPOSITIVE POWER OVER ANY OF THOSE 1,072,205 ADDITIONAL SHARES. ROBERT M. LOMBARDI AND THE OTHER REPORTING PERSONS ARE A "GROUP" FOR PURPOSES OF RULE 13D-5 UNDER THE EXCHANGE ACT.

                                                            SCHEDULE 13D
--------------------------------------------------------                       -----------------------------------------------------
CUSIP NO. 163082-6-05                                                          PAGE              6        OF     16           PAGES
--------------------------------------------------------                       -----------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON:           JOSEPH S. LOMBARDI

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [___________________]

------------------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)      [X]  MEMBER OF A GROUP

           (b)      [ ]

------------------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS  (SEE INSTRUCTIONS) PF
------------------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(D) OR (E)         N/A

------------------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION        USA
------------------------------------------------------------------------------------------------------------------------------------

NUMBER OF SHARES                          7     SOLE VOTING POWER          598,633*
BENEFICIALLY OWNED BY EACH REPORTING
PERSON  WITH
                                       ---------------------------------------------------------------------------------------------
                                          8     SHARED VOTING POWER        0
                                       ---------------------------------------------------------------------------------------------
                                          9     SOLE DISPOSITIVE POWER     598,633*
                                       ---------------------------------------------------------------------------------------------
                                          10    SHARED DISPOSITIVE POWER   0
------------------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  598,633*
------------------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)         N/A
------------------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   15.2*%
------------------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)         IN
------------------------------------------------------------------------------------------------------------------------------------

*JOSEPH S. LOMBARDI BENEFICIALLY OWNS 598,633 SHARES OR 15.2% OF THE OUTSTANDING SHARES. HE HAS SOLE VOTING AND DISPOSITIVE POWER OVER THESE 598,633 SHARES. THE OTHER REPORTING PERSONS BENEFICIALLY OWN IN THE AGGREGATE 1,809,397 ADDITIONAL SHARES. JOSEPH S. LOMBARDI DOES NOT BENEFICIALLY OWN NOR DOES HE HAVE VOTING OR DISPOSITIVE POWER OVER ANY OF THESE 1,809,397 ADDITIONAL SHARES. JOSEPH S. LOMBARDI AND THE OTHER REPORTING PERSONS ARE A "GROUP" FOR PURPOSES OF RULE 13D-5 UNDER THE EXCHANGE ACT.

                                                            SCHEDULE 13D
--------------------------------------------------------                       -----------------------------------------------------
CUSIP NO. 163082-6-05                                                          PAGE              7        OF     16           PAGES
--------------------------------------------------------                       -----------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON:           ANTHONY M. LOMBARDI

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [___________________]

------------------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)      [X]  MEMBER OF A GROUP
           (b)      [ ]

------------------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS  (SEE INSTRUCTIONS) PF
------------------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(D) OR (E)         N/A

------------------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION        USA
------------------------------------------------------------------------------------------------------------------------------------

NUMBER OF SHARES                          7     SOLE VOTING POWER          111,001*
BENEFICIALLY OWNED BY EACH REPORTING
PERSON  WITH
                                       ---------------------------------------------------------------------------------------------
                                          8     SHARED VOTING POWER        0
                                       ---------------------------------------------------------------------------------------------
                                          9     SOLE DISPOSITIVE POWER     111,001*
                                       ---------------------------------------------------------------------------------------------
                                          10    SHARED DISPOSITIVE POWER   0
------------------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  111,001*
------------------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)         N/A
------------------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   2.8*%
------------------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)         IN
------------------------------------------------------------------------------------------------------------------------------------

*ANTHONY M. LOMBARDI BENEFICIALLY OWNS 111,001 SHARES OR 2.8% OF THE OUTSTANDING SHARES. HE HAS SOLE VOTING AND DISPOSITIVE POWER OVER THESE 111,001 SHARES. THE OTHER REPORTING PERSONS BENEFICIALLY OWN IN THE AGGREGATE 2,297,029 ADDITIONAL SHARES. ANTHONY M. LOMBARDI DOES NOT BENEFICIALLY OWN NOR DOES HE HAVE VOTING OR DISPOSITIVE POWER OVER ANY OF THOSE 2,297,029 ADDITIONAL SHARES. ANTHONY M. LOMBARDI AND THE OTHER REPORTING PERSONS ARE A "GROUP" FOR PURPOSES OF RULE 13D-5 UNDER THE EXCHANGE ACT.

                                                            SCHEDULE 13D
--------------------------------------------------------                       -----------------------------------------------------
CUSIP NO. 163082-6-05                                                          PAGE              8        OF     16           PAGES
--------------------------------------------------------                       -----------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON:           STEPHEN F. LOMBARDI

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [___________________]

------------------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)      [X]  MEMBER OF A GROUP
           (b)      [   ]

------------------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS  (SEE INSTRUCTIONS) PF
------------------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(D) OR (E)         N/A

------------------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION        USA
------------------------------------------------------------------------------------------------------------------------------------

NUMBER OF SHARES                          7     SOLE VOTING POWER           31,001
BENEFICIALLY OWNED BY EACH REPORTING
PERSON  WITH
                                       ---------------------------------------------------------------------------------------------
                                          8     SHARED VOTING POWER        160,668
                                       ---------------------------------------------------------------------------------------------
                                          9     SOLE DISPOSITIVE POWER      31,001
                                       ---------------------------------------------------------------------------------------------
                                          10    SHARED DISPOSITIVE POWER   160,668
------------------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  191,669*
------------------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)         N/A
------------------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   4.9*%
------------------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)         IN
------------------------------------------------------------------------------------------------------------------------------------

*INCLUDES (I) 31,001 SHARES BENEFICIALLY OWNED BY STEPHEN F. LOMBARDI OVER WHICH HE HAS SOLE VOTING AND DISPOSITIVE POWER; (II) 49,000 SHARES BENEFICIALLY OWNED BY LOMBARDI & LOMBARDI P.A. OVER WHICH STEPHEN F. LOMBARDI HAS SHARED VOTING AND DISPOSITIVE POWER; AND (III) 111,668 SHARES BENEFICIALLY OWNED BY LOMBARDI & LOMBARDI P.A. DEFINED BENEFIT PENSION PLAN DATED JUNE 28, 1984 OVER WHICH STEPHEN F. LOMBARDI HAS SHARED VOTING AND DISPOSITIVE POWER. THE OTHER REPORTING PERSONS OWN IN THE AGGREGATE 2,216,361 ADDITIONAL SHARES. STEPHEN F. LOMBARDI DOES NOT BENEFICIALLY OWN NOR DOES HE HAVE VOTING OR DISPOSITIVE POWER OVER ANY OF THOSE 2,216,361 ADDITIONAL SHARES. STEPHEN F. LOMBARDI AND THE OTHER REPORTING PERSONS ARE A "GROUP" FOR PURPOSES OF RULE 13D-5 UNDER THE EXCHANGE ACT.

                                                            SCHEDULE 13D
--------------------------------------------------------                       -----------------------------------------------------
CUSIP NO. 163082-6-05                                                          PAGE              9        OF     16           PAGES
--------------------------------------------------------                       -----------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON:           LOMBARDI RESTAURANT GROUP, INC.

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [___________________]

------------------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)      [X]  MEMBER OF A GROUP
           (b)      [   ]

------------------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS  (SEE INSTRUCTIONS) N/A
------------------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(D) OR (E)         N/A

------------------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION        DELAWARE
------------------------------------------------------------------------------------------------------------------------------------

NUMBER OF SHARES                          7     SOLE VOTING POWER          0
BENEFICIALLY OWNED BY EACH REPORTING
PERSON  WITH
                                       ---------------------------------------------------------------------------------------------
                                          8     SHARED VOTING POWER        0
                                       ---------------------------------------------------------------------------------------------
                                          9     SOLE DISPOSITIVE POWER     0
                                       ---------------------------------------------------------------------------------------------
                                          10    SHARED DISPOSITIVE POWER   0
------------------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  0%
------------------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)         N/A
------------------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
------------------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)         CO
------------------------------------------------------------------------------------------------------------------------------------

ITEM 1.       SECURITY AND ISSUER

         Michael F. Lombardi, Lombardi & Lombardi, P.A., Lombardi & Lombardi, P.A. Defined Pension Plan dated June 28, 1984, Robert M. Lombardi, Joseph S. Lombardi, Anthony M. Lombardi and Stephen F. Lombardi (collectively the "Lombardi Group"), hereby amend Amendment No. 7 to its Statement on Schedule 13D dated January 27, 2002 (the "Amended Statement"), relating to its ownership of common stock, $.01 par value ("Shares"), of Chefs International, Inc., a Delaware corporation ("Chefs"). Chefs has its principal offices located at 62 Broadway, Point Pleasant Beach, New Jersey 08742. In addition, Lombardi Restaurant Group, Inc., a newly organized Delaware corporation ("LRG"), formed by the Lombardi Group to merge with and into Chefs, is joining in this Amendment No. 8 to the Amended Statement. The Lombardi Group and LRG are hereinafter collectively referred to as the "Reporting Persons."

         The purpose of this Amendment No. 8 is to report that on November 15, 2003, the Lombardi Group submitted a proposal to Chefs' Board of Directors to acquire all of the outstanding shares of Chefs' Common Stock not currently owned by the Lombardi Group or its affiliates for a cash purchase price of $1.75 per share.

         Each Reporting Person is responsible for the completeness and accuracy of only that information concerning such Reporting Person contained herein, or in any subsequent amendment, and is not responsible for the completeness or accuracy of any information concerning the other Reporting Person. Neither Reporting Person knows or has reason to believe that any information concerning the other Reporting Person contained herein is inaccurate, and the execution of any subsequent amendment by each Reporting Person shall constitute a representation by such Reporting Person that it neither knows nor has reason to believe that any information concerning the other Reporting Person contained in such amendment is inaccurate at the time of such execution. Each Reporting Person hereby disclaims any responsibility for (i) the filing of any reports or information required under Section 13(d) of the Exchange Act and Regulation 13D-G promulgated thereunder relating to the other Reporting Person or (ii) the timeliness of any such filing.

                  Except as set forth herein, there has been no material change in the facts set forth in the Amended Statement with respect to either Reporting Person. Items and sub-items not expressly addressed herein are inapplicable with respect to the Reporting Persons, or the responses to them with respect to the Reporting Persons either are negative or have not changed from those of the Amended Statement.

ITEM 2.       IDENTITY AND BACKGROUND

         There has been no change from Amendment No. 7 except the following:

         LRG is a Delaware corporation the principal business of which is merge with and into Chefs. The address of LRG's principal business and office is 62 Broadway, Point Pleasant Beach, New Jersey 08742.

         (a)-(f) LRG's sole officer and director is Michael Lombardi, whose principal occupation is practicing law as an attorney at Lombardi & Lombardi, P.A. Michael Lombardi is also a director of Chefs. Michael Lombardi's business address is 1862 Oak Tree Road, Edison, NJ 08818. Chefs' business address is 62 Broadway, Point Pleasant Beach, New Jersey 08742. Chefs' business is the operation of ten restaurants on a year-round basis.

         LRG was formed in November 2003. Since that time and during the last five years, LRG and Michael Lombardi each: (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and
(ii) were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

         The Reporting Persons estimate that the total amount of funds required to purchase all of the outstanding shares of Chefs' Common Stock not currently owned by the Lombardi Group or its affiliates pursuant to the Merger (as defined below) will be approximately $2,670,000, plus approximately $150,000 in related fees and expenses. The Lombardi Group has available to it sufficient funds to close the Merger (as defined below).

ITEM 4.       PURPOSE OF TRANSACTION

         The purpose of this Amendment No. 8 is to report that on November 15, 2003, the Lombardi Group submitted a proposal to Chefs' Board of Directors to acquire all of the outstanding shares of Chefs' Common Stock not currently owned by the Lombardi Group or its affiliates for a cash purchase price of $1.75 per share (the "Proposed Transaction"). The proposed purchase price will represent a 20.7% premium over the closing price per share of the Common Stock as reported by the OTC Bulletin Board for October 29, 2003.

         The Lombardi Group contemplates that the Proposed Transaction will take the form of a merger pursuant to which LRG, a newly formed Delaware corporation, would be merged with and into Chefs (the "Merger"), subject to conditions that are typical for transactions of this type, including, without limitation, that the holders of not more than 10% of the outstanding shares of Common Stock exercise their appraisal rights under the Delaware General Corporation Law. This proposal is not, and the Proposed Transaction will not be, contingent on any financing conditions.

         Depending on the response of the Chefs' Board of Directors to the Proposed Transaction, and other factors deemed relevant by the Lombardi Group, the Lombardi Group may formulate other plans and/or make other proposals, and take such actions with respect to its investment in Chefs, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions as it may determine to be appropriate. The Lombardi Group may also modify, amend or withdraw the Proposed Transaction at any time at its sole discretion.

         The purpose of the Merger is for the Lombardi Group to become the 100% owner of Chefs. Assuming the consummation of the proposed Merger, Chefs will no longer be publicly owned and will thus significantly reduce those legal, accounting and other costs and expenses associated with being a publicly traded company. Except for such changes as may be attendant to this planned resource savings, the Lombardi Group currently intends to cause the business and operations of Chefs to continue to be conducted substantially as they are currently conducted. However, the Lombardi Group will continue to evaluate the business and operations of Chefs after the Merger and will take such actions as it deems appropriate under the circumstances then existing.

         Following completion of the Merger, the Lombardi Group will cause Chefs to terminate the registration of the Common Stock under the Securities Exchange Act of 1934.

         The Lombardi Group has determined that the following persons will serve as Board members upon completion of Merger: Michael F. Lombardi, Robert M. Lombardi, Joseph S. Lombardi, Anthony M. Lombardi and Stephen F. Lombardi.

         NEITHER THE PROPOSED TRANSACTION PROPOSAL NOR THIS SCHEDULE 13D/A CONSTITUTES AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES OF CHEFS. IF AND WHEN AN OFFER IS MADE FOR THE COMMON STOCK OF CHEFS, CHEFS' STOCKHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, FILED BY CHEFS WITH THE COMMISSION. THE PROXY STATEMENT WOULD CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

         Michael F. Lombardi beneficially owns 332,069 Shares or 8.5% of the outstanding Shares. He has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 171,401 Shares. In addition, Michael F. Lombardi has shared power (with Stephen F. Lombardi) to vote or direct the vote and shared power to dispose or direct the disposition of 49,000 Shares beneficially owned by Lombardi & Lombardi, P.A. ("L&L") and 111,668 Shares beneficially owned by Lombardi & Lombardi, P.A. Defined Benefit Plan dated June 28, 1984 (the "Plan"). On a combined basis, Michael F. Lombardi has the power to vote or direct the vote and power to dispose or direct the disposition of 332,069 Shares or 8.5% of the outstanding Shares.

         Lombardi & Lombardi, P.A. ("L&L") beneficially owns 49,000 or 1.2% of the outstanding shares. Michael F. Lombardi and Stephen F. Lombardi, as officers of L&L, have the shared power to vote or dispose of these 49,000 Shares.

         Lombardi & Lombardi, P.A. Defined Benefit Plan dated June 28, 1984 (the "Plan") beneficially owns 111,668 or 2.8% of the outstanding Shares. Michael F. Lombardi and Stephen F. Lombardi, as trustees of the plan, have the shared power to vote or to dispose of these 111,668 Shares.

         Robert M. Lombardi beneficially owns 1,335,825 Shares or 34% of the outstanding Shares. He has sole power to vote or direct the vote and sole power to dispose or direct the disposition of said 1,335,825 Shares.

         Joseph S. Lombardi beneficially owns 598,633 Shares or 15.2% of the outstanding Shares. He has sole power to vote or direct the vote and sole power to dispose or direct the disposition of said 598,633 Shares.

         Anthony M. Lombardi beneficially owns 111,001 Shares or 2.8% of the outstanding Shares. He has sole power to vote or direct the vote and sole power to dispose or direct the disposition of said 111,001 Shares.

          Stephen F. Lombardi beneficially owns 191,669 Shares or 4.9% of the outstanding Shares. He has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of said 31,001 Shares. In addition, Stephen F. Lombardi has shared power (with Michael F. Lombardi) to vote or direct the vote and shared power to dispose or direct the disposition of 49,000 Shares beneficially owned by L&L and 111,668 Shares beneficially owned by the Plan. On a combined basis, Stephen F. Lombardi has the power to vote or direct the vote and power to dispose or direct the disposition of 191,669 Shares or 4.9% of the outstanding Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There has been no change from Amendment No. 7.


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

              A. Joint filing agreement, dated as of December 4, 2003 among Reporting Persons.

                                    SIGNATURE

         After reasonable inquiry and to the best of each undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

December 4, 2003                   /s/ MICHAEL F. LOMBARDI
                                   -----------------------
                                   Michael F. Lombardi

                                   Lombardi & Lombardi, P.A.


                                   By:  /s/ MICHAEL F. LOMBARDI
                                        ----------------------------------------
                                        Michael F. Lombardi, President

                                    Lombardi & Lombardi, P.A.
                                    Defined Benefit Pension Plan
                                    Dated June 28, 1984


                                   By:  /s/ MICHAEL F. LOMBARDI
                                        ---------------------------------------
                                        Michael F. Lombardi, Trustee


                                   By:  /s/ ROBERT M. LOMBARDI
                                        ---------------------------------------
                                        Robert M. Lombardi


                                   By:  /s/ JOSEPH S. LOMBARDI
                                        ---------------------------------------
                                          Joseph S. Lombardi


                                   By:  /s/ ANTHONY M. LOMBARDI
                                        ---------------------------------------
                                          Anthony M. Lombardi


                                   By:  /s/ STEPHEN F. LOMBARDI
                                        ---------------------------------------
                                           Stephen F. Lombardi

                                   Lombardi Restaurant Group, Inc.


                                   By:  /s/ MICHAEL F. LOMBARDI
                                        ---------------------------------------
                                        Name: Michael F. Lombardi
                                        Title: President